Filed by Atwood Oceanics, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934 as amended

Subject Company:

Atwood Oceanics, Inc.

Commission File No.: 1-13167

Ensco plc 6 Chesterfield Gardens	Press Release
London, England W1J 5BQ www.enscoplc.com

Ensco plc Files Investor Presentation

Highlights Compelling Strategic and Financial Rationale of

Pending Acquisition of Atwood Oceanics

Adds High-Specification Assets at Attractive, Below-Market Values

Provides Substantial Upside to Offshore Recovery

Maintains Financial Flexibility Through 2024

London, England, 14 August 2017 … Ensco plc (NYSE: ESV) (“Ensco” or the “company”) today announced that it has filed an investor presentation with the U.S. Securities & Exchange Commission (“SEC”) that provides an overview of the rationale for and benefits of its pending acquisition of Atwood Oceanics, Inc. (NYSE: ATW). The presentation is also available on the Investors section of Ensco’s website at http://www.enscoplc.com/investors/default.aspx.

Key highlights of the pending transaction:

High-Quality Assets: Unique opportunity to add high-specification, complementary assets in scale that will significantly strengthen and renew Ensco’s fleet

•	Floater fleet renewal in scale is required for Ensco to remain competitive over time; Atwood’s four best-in-class[1] ultra-deepwater drillships increase Ensco’s exposure to this critical segment of the high-specification rig market.

•	Atwood’s ultra-deepwater semisubmersibles significantly enhance Ensco’s fleet and add leading exposure to the Australian market where Ensco has not historically had a meaningful presence.

•	Atwood’s five premium jackups will facilitate fleet renewal and enable the rationalization of Ensco’s older assets over time.

The Right Time: Recent marketing success and customer dialogue support timing to add high-specification assets while valuations remain attractive

•	Contract awards and indicators of future customer demand have shown positive signs recently, and the company expects established offshore drillers with superior technology, high-specification assets and geographic reach to be best positioned to grow market share.

[1]	Drillships capable of operating in at least 10,000’ of water with dual 2.5 million lb. hookload derricks, dual 7 Ram blowout preventers and variable deck loads exceeding 22,000 tons

•	On 11 July 2017, Ensco announced that it had been awarded three drillship contracts offshore West Africa, representing an aggregate three years of contracted term and more than six additional years of options.

•	Additionally, Atwood recently announced that it had been awarded a drillship contract from Kosmos Energy offshore West Africa.

Compelling Value: Acquisition of high-specification assets at per-rig values materially below market enables Ensco to generate significant shareholder value accretion relative to stand-alone scenarios

•	The company estimates the purchase price for Atwood’s six floaters is approximately $222 million per rig, including the acquisition premium, which is well below values for comparable assets that could not be acquired in similar scale.

•	The transaction is expected to generate double-digit accretion in the current environment while also remaining significantly accretive in protracted recovery scenarios.

•	Ensco participated in a competitive process, securing Atwood’s high-specification assets with a disciplined proposal that was within 10% of a competing bid, demonstrating value in line with the market.

•	The acquisition offers meaningful, achievable synergies that provide significant value to Ensco shareholders.

•	Ensco previously announced targeted annual run-rate expense synergies of $65 million beginning in 2019, and following initial integration planning, the company now expects to exceed these targets.

•	2018 expense synergies are projected to exceed $45 million.

•	Total synergies create more than $400 million of present value at a 10% discount rate, with more than $280 million expected to accrue to Ensco shareholders (or approximately 20% of Ensco’s current share price).

Substantial Upside: Atwood’s premium assets are expected to have a strong EBITDA growth profile in a market recovery, which would provide significant upside to Ensco’s share price

•	Based on assumptions outlined in the presentation, Atwood’s six floaters could generate EBITDA of approximately $100 million per year if contracted day rates were to average $200,000 and approximately $500 million per year if contracted day rates were to average $400,000.

•	Using an illustrative multiple of six times annual EBITDA generated from Atwood’s floater fleet in a recovery scenario where contracted day rates average $300,000 per rig, the implied value per pro forma Ensco share would exceed $4.00 – more than 90% of Ensco’s current share price.

2

Strong Liquidity: Ensco maintains financial flexibility and sufficient liquidity to cover debt maturities into 2024

•	Following the anticipated repayment of Atwood’s outstanding revolver balance and senior notes upon closing, Ensco will maintain a strong pro forma liquidity position, which was approximately $3.3 billion as of 30 June 2017 and included a fully available $2.25 billion revolving credit facility.

•	With pro forma cash and short-term investments that exceed debt maturities prior to 2024, Ensco has sufficient liquidity runway to bridge the company to better market conditions.

•	Ensco has consistently demonstrated prudent operational and financial management throughout the market downturn.

In summary, this compelling transaction enables Ensco to meaningfully renew its fleet with high- quality assets at attractive values. Furthermore, this opportunity to generate significant shareholder value with substantial upside can be achieved while maintaining financial flexibility through 2024 and beyond.

As previously announced, on 30 May 2017, Ensco and Atwood entered into a definitive merger agreement under which Ensco will acquire Atwood in an all-stock transaction that was unanimously approved by each company’s board of directors. Under the terms of the merger agreement, Atwood shareholders will receive 1.60 shares of Ensco for each share of Atwood common stock for a total value of $10.72 per Atwood share based on Ensco’s closing share price of $6.70 on 26 May 2017. Upon close of the transaction, Ensco and Atwood shareholders will own approximately 69% and 31%, respectively, of the outstanding shares of Ensco plc. There are no financing conditions for this transaction. The company anticipates closing the transaction in the first week of October 2017.

About Ensco

Ensco plc (NYSE: ESV) brings energy to the world as a global provider of offshore drilling services to the petroleum industry. For 30 years, the company has focused on operating safely and going beyond customer expectations. Ensco is ranked first in total customer satisfaction in the latest independent survey by EnergyPoint Research - the seventh consecutive year that Ensco has earned this distinction. Operating one of the newest ultra-deepwater rig fleets and a leading premium jackup fleet, Ensco has a major presence in the most strategic offshore basins across six continents. Ensco plc is an English limited company (England No. 7023598) with its corporate headquarters located at 6 Chesterfield Gardens, London W1J 5BQ. To learn more, visit our website at www.enscoplc.com.

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Forward-Looking Statements

Statements included in this press release regarding the proposed transaction, benefits, expected synergies and other expense savings and operational and administrative efficiencies, opportunities, timing, expense and effects of the transaction, financial performance, accretion to discounted cash flows, revenue growth, future dividend levels, credit ratings or other attributes of Ensco following the completion of the transaction and other statements that are not historical facts, are forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended). Forward-looking statements include words or phrases such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “could,” “may,” “might,” “should,” “will” and similar words These statements involve risks and uncertainties including, but not limited to, actions by regulatory authorities, rating agencies or other third parties, actions by the respective companies’ security holders, costs and difficulties related to integration of Atwood, delays, costs and difficulties related to the transaction, market conditions, and Ensco’s financial results and performance following the completion of the transaction, satisfaction of closing conditions, ability to repay debt and timing thereof, availability and terms of any financing and other factors detailed in the risk factors section and elsewhere in Ensco’s and Atwood’s Annual Report on Form 10-K for the year ended December 31, 2016 and September 30, 2016, respectively, and their respective other filings with the Securities and Exchange Commission (the “SEC”), which are available on the SEC’s website at www.sec.gov. Should one or more of these risks or uncertainties materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. All information in this release is as of today. Except as required by law, both Ensco and Atwood disclaim any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.

Important Additional Information Regarding the Transaction

In connection with the proposed transaction, Ensco has filed a registration statement on Form S-4, including a joint proxy statement/prospectus of Ensco and Atwood, with the SEC. INVESTORS AND SECURITY HOLDERS OF ENSCO AND ATWOOD ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Ensco and Atwood in connection with the Ensco and Atwood shareholder meetings. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by Ensco and Atwood with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus and other relevant documents (when available) by directing a request by mail or telephone to either Investor Relations, Ensco plc, 5847 San Felipe, Suite 3300, Houston, Texas 77057, telephone 713-430-4607, or Investor Relations, Atwood Oceanics, Inc., 15011 Katy Freeway, Suite 800, Houston, Texas 77094, telephone 281-749-7840. Copies of the documents filed by Ensco with the SEC will be available free of charge on Ensco’s website at www.enscoplc.com under the tab “Investors.” Copies of the documents filed by Atwood with the SEC will be available free of charge on Atwood’s website at www.atwd.com under the tab “Investor Relations.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

Ensco and Atwood and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in Ensco’s proxy statement relating to its 2017 General Meeting of Shareholders and Atwood’s proxy statement relating to its 2017 Annual Meeting of Shareholders, as filed with the SEC on 31 March 2017 and 9 January 2017, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.

4

No Offer or Solicitation

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Service of Process

Ensco is incorporated under the laws of England and Wales. In addition, some of its officers and directors reside outside the United States, and some or all of its assets are or may be located in jurisdictions outside the United States. Therefore, investors may have difficulty effecting service of process within the United States upon those persons or recovering against Ensco or its officers or directors on judgments of United States courts, including judgments based upon the civil liability provisions of the United States federal securities laws. It may not be possible to sue Ensco or its officers or directors in a non-U.S. court for violations of the U.S. securities laws.

5

Ensco/Atwood:
An Overview of Strategic Rationale and Value
August 14, 2017
GoBeyond
Confidential

ENSCO
Forward-Looking Statements
Statements included in this presentation regarding the proposed transaction, benefits, expected synergies and other expense savings and operational and administrative efficiencies, opportunities, timing, expense and effects of the transaction, financial performance, accretion to discounted cash flows, revenue growth, future dividend levels, credit ratings or other attributes of Ensco plc (“Ensco”) following the completion of the transaction and other statements that are not historical facts, are forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended). Forward-looking statements include words or phrases such as
“anticipate,” “believe,” “contemplate,” “estimate,” “expect,” “intend,” “plan,” “project,” “could,” “may,” “might,” “should,” “will” and words and phrases of similar import. These statements involve risks and uncertainties including, but not limited to, actions by regulatory authorities, rating agencies or other third parties, actions by the respective companies’ security holders, costs and difficulties related to integration of Atwood Oceanics, Inc. (“Atwood”), delays, costs and difficulties related to the transaction, market conditions, and Ensco’s financial results and performance following the completion of the transaction, satisfaction of closing conditions, ability to repay debt and timing thereof, availability and terms of any financing and other factors detailed in the risk factors section and elsewhere in Ensco’s and Atwood’s Annual Report on Form 10-K for the year ended December 31, 2016 and September 30, 2016, respectively, and their respective other filings with the Securities and Exchange Commission (the “SEC”), which are available on the SEC’s website at www.sec.gov. Should one or more of these risks or uncertainties materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. All information in this presentation is as of today. Except as required by law, both Ensco and Atwood disclaim any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.
Important Additional Information Regarding The Transaction
In connection with the proposed transaction, Ensco has filed a registration statement on Form S-4, including a joint proxy statement/prospectus of Ensco and Atwood, with the SEC. INVESTORS AND SECURITY HOLDERS OF ENSCO AND ATWOOD ARE ADVISED TO CAREFULLY READ THE
REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Ensco and Atwood in connection with the Ensco and Atwood shareholder meetings. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by Ensco and Atwood with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus and other relevant documents (when available) by directing a request by mail or telephone to either Investor Relations, Ensco plc, 5847 San Felipe, Suite 3300, Houston, Texas 77057, telephone 713-430-4607, or Investor Relations, Atwood Oceanics, Inc., 15011 Katy Freeway, Suite 800, Houston, Texas
77094, telephone 281-749-7840. Copies of the documents filed by Ensco with the SEC will be available free of charge on Ensco’s website at www.enscoplc.com under the tab “Investors.” Copies of the documents filed by Atwood with the SEC will be available free of charge on Atwood’s website at www.atwd.com under the tab “Investor Relations.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

ENSCO
Participants in the Solicitation
Ensco and Atwood and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in Ensco’s proxy statement relating to its 2017 General Meeting of Shareholders and Atwood’s proxy statement relating to its 2017 Annual Meeting of Shareholders, as filed with the SEC on 31 March 2017 and 9 January 2017, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.
No Offer or Solicitation
This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.
Service of Process
Ensco is incorporated under the laws of England and Wales. In addition, some of its officers and directors reside outside the United States, and some or all of its assets are or may be located in jurisdictions outside the United States. Therefore, investors may have difficulty effecting service of process within the United States upon those persons or recovering against Ensco or its officers or directors on judgments of United States courts, including judgments based upon the civil liability provisions of the United States federal securities laws. It may not be possible to sue Ensco or its officers or directors in a non-U.S. court for violations of the U.S. securities laws.

ENSCO
A Compelling Transaction for Shareholders
The Atwood Transaction Adds High-Specification Assets At Attractive, Below-Market Values, Providing Substantial Upside To Offshore Recovery While Maintaining Financial Flexibility Through 2024
Acquisition of best-in-class assets improves Ensco fleet
High-grades portfolio of floaters and jackups
Contracting opportunities for high-specification assets in current market
Terms of acquisition and timing are advantageous
Accretive to shareholder value
Compelling purchase price
Significant upside from acquired fleet
Pro forma company maintains financial flexibility and sufficient liquidity to cover debt maturities through 2024
$1.0B of cash & short-term investments + fully available revolving credit facility ($2.25B through Sept. 2019 & $1.13B through Sept. 2020)
<$1.0B of debt maturities before 2024 following repayment of Atwood debt

ENSCO

Acquisition Renews Fleet and Enhances Capabilities

Best-In-Class[1] Drillships Secure Ensco's Position In The High Specification UDW Market



Atwood Advantage

	RIG	ESV + ATW	ATW	DO	RDC	ORIG	ESV	SDRL	NE	PACD	All Other
	9	6	4	4	4	4	2	0	0	0	3
% of Drillship Fleet that is Best-In-Class[1]	*33%*	*50%*	*100%*	*100%*	*100%*	*57%*	*25%*	*0%*	*0%*	*0%*	*nm*

- Floater fleet renewal in scale is required for Ensco to remain competitive over time

Semisubmersibles Augment Ensco's Capabilities



Atwood Osprey

- Atwood's high-specification ultra-deepwater semis improve Ensco's semis by adding enhanced well control, water depth and mooring capabilities along with a long-standing reputation in the Australian market

Jackups Refresh Ensco's Shallow-Water Fleet



Atwood Orca

- Atwood's five premium jackups help to refresh Ensco's shallow-water fleet, enabling the rationalization of older assets over time

Source: IHS ODS-Petrodata, Company Analysis
[1] Drillships capable of operating in at least 10,000' of water with dual 2.5 million lb. hookload derricks, dual 7 Ram blowout preventers and variable deck loads exceeding 22,000 tons

5

ENSCO
Recent Marketing Success Supports Timing is Right to Add High-Specification Assets
Drillship Contract Awards Demonstrate Strong Customer Demand For High-Specification Assets
ENSCO DS-4 ENSCO DS-7
Chevron
Total committed to better energy
• Two-year contract • One-well contract offshore Nigeria offshore Ivory Coast
• One 1-year option • Anticipate further work beginning 1Q18
ENSCO DS-10
• One-year contract offshore Nigeria
• Five 1-year options
Shell Atwood Achiever
• One-well contract offshore West Africa
• Six 1-well options

ENSCO
Accretive to Shareholder Value1
Transaction Expected to Generate Double-Digit Accretion In Current Environment While Also Remaining Significantly Accretive in Protracted Recovery Scenarios
Illustrative Market Conditions
Accretion to ESV Shareholders2
Jackup utilization recovery beginning in 2018 & day rate recovery in 2019
Floater utilization recovery beginning in 2019 & day rate recovery in 2020
In scenarios where a market recovery is delayed even further, more accretion is expected for ESV shareholders
Pro forma fleet will have a larger number of best-in-class assets following the acquisition of the Atwood fleet, and these assets are expected to be the most in-demand rigs regardless of market conditions
Higher relative contribution from synergies
Source: Company Filings
1 Based on discounted cash flow analysis 7
2 Corresponds to Case B in Registration Statement on Form S-4 filed by Ensco with the Securities and Exchange Commission on July 20, 2017

ENSCO

Purchase Price Reflects Attractive Implied Per-Floater Valuation

Unique Opportunity To Acquire Multiple Offshore Assets At Significant Discount To Market Values

Atwood Oceanics

$MM	At Offer	Current
Aggregate Consideration[1 2]	**$1,760**	**$1,434**
Less: Illustrative Jackup Fleet Consideration[3]	(375)	(375)
Less: Value of Jackup Backlog[4]	(8)	(6)
Implied 6G / 7G Floater Consideration	**$1,377**	**$1,053**
Plus: Unfunded Floater Capex[5]	290	290
Less: Value of Capital Spares and Inventory[5]	(185)	(185)
Less: Value of Floater Backlog[4]	(152)	(111)
Implied 6G / 7G Floater Fleet Consideration	1,330	1,047
Implied Consideration Per 6G / 7G Floater[6]	**$222**	**$174**
Implied Cash Consideration Per 6G / 7G Floater[7]	*136*	*136*

Purchase Price Highlights

- Purchase price for Atwood's six floaters (four drillships and two semisubmersibles) estimated to be ~$222MM per floater
- Per-rig consideration offered is significantly lower than values for comparable asset opportunities
- Low implied cash consideration per floater preserves liquidity while significantly enhancing ultra-deepwater capabilities/scale
- Limited number of best-in-class[8] drillships globally – pro forma fleet will have ~20% of total supply

Source: Company Filings, Morgan Stanley Equity Research, Capital IQ

[1] "At offer" data as of May 26, 2017, ATW Offer Equity Value of $897MM ($10.72 per share) + Debt of $1,299MM – Cash at $435MM = ATW Aggregate Value of $1,760MM
[2] "Current" data as of August 9, 2017, ATW Offer Equity Value of $610MM ($7.30 per share) + Debt of $1,298MM – Cash at $474MM = ATW Aggregate Value of $1,434MM
[3] Jackup rig consideration of $75MM per rig, based on Shelf Drilling's purchase of SDRL rigs in May 2017
[4] 40% of Contract Backlog Value is used to approximate the present value of the contracted revenue streams
[5] Per ESV Management estimates
[6] Includes new builds, excludes cold-stacked
[7] At Offer calculated as (ATW Net Debt of $863MM – Capital Spares and Inventory of $185MM – ATW Value of Floater Backlog of $152MM + Floater Unfunded Capex of $290MM) / 6 Floaters; Current calculated as (ATW Net Debt of $824MM – Capital Spares and Inventory of $185MM – ATW Value of Floater Backlog of $111MM + Floater Unfunded Capex of $290MM) / 6 Floaters
[8] Drillships capable of operating in at least 10,000' of water with dual 2.5 million lb. hookload derricks, dual 7 Ram blowout preventers and variable deck loads exceeding 22,000 tons

8

ENSCO
ATW Assets Provide Substantial Upside For
Ensco Shareholders in Market Recovery
Under Recovery Scenarios, Significant Future EBITDA Generation is Expected from
Atwood’s Floaters
Per-Share Value for Ensco Shareholders ($)2
Dayrates
4.33 $250k $300k $350k es Multipl 5x $2.40 $3.61 $4.81
6x $2.89 $4.33 $5.77 Illustrative 7x $3.37 $5.05 $6.73
Illustrative Annual EBITDA Contribution From Six Atwood Floaters ($MM)1
$520 $416 $312 $208 $104
$200k $250k $300k $350k $400k
Illustrative Dayrates ($/d)
As Percentage of Current Share Price2
Dayrates
#### $250k $300k $350k Multiples 5x 53% 79% 105%
6x 63% 95% 127% ustrative 7x 74% 111% 148%
I ll
1 EBITDA calculated as (illustrative dayrates ($k/d) – average opex of $150k/d) * 95% utilization * 365 days * 6 floaters
2 As of 9 August 2017, pro forma basic shares outstanding of ~432MM shares

ENSCO
Synergies Create Meaningful Value
Following Initial Integration Planning, We Now Expect To Exceed Preliminary Synergy Targets
ATW Shore-Based Expenses ($MM)
$85 • $65+MM of annual run-rate expense synergies expected beginning in 2019
• 2018 cost synergies are projected to exceed $45MM
Operations $35
Support
• Total synergies create more than $400+MM of present value at a 10% discount rate
- ~$280+MM will accrue to ESV shareholders (or
$0.91 per share, representing 20% of current share price)1
General & $50
Administrative • Other operational and fleet management synergies that could lead to improved future utilization not included in synergy targets
Source: Company Analysis 10
1 Share price as of August 9, 2017

Purchase Price Reflects Ensco's Disciplined Approach to Acquisition

Offer In Line With Implied Market Values From Competing Bid

- Ensco participated in a competitive process
- Premium at time of offer was less than 10% higher than the market value of prior competing bid, representing ~$10 million per rig


April 25
$1,783
~18% Premium to Enterprise Value
Competing Bid 1
May 30
$1,760
$1,650
$1,621
~14% Premium to Enterprise Value
ESV Final Proposal
Implied ATW Enterprise Value ($MM) 2
Market Value of Competing Bid (High) 3
Market Value of Competing Bid (Low) 3

Source: Company Filings

[1] Based on Background of the Merger section in Registration Statement on Form S-4 initially filed by Ensco with the Securities and Exchange Commission on June 16, 2017

[2] Implied ATW Enterprise Value is based on fully diluted shares outstanding of 83.6MM shares and Net Debt of $864MM

[3] Market value of competing bid is calculated as the April 25, 2017 exchange ratio for the peer group (RIG, RDC, DO and NE) based on the bid of $11.00 per Atwood share, carried forward and applied to the peer group share prices as of May 30, 2017 and August 9, 2017

11

ENSCO
Manageable Debt Maturities in Light of
Strong Balance Sheet & Liquidity
Pro Forma
Balance Sheet Highlights1
$3.6B of contracted revenue backlog
No secured debt & covenant lite capital structure
Sufficient liquidity to cover maturities into 2024
Cash & $ ST Inv. Available Revolver 1 2 millions $ $ $ $ 1,021 2,250 2
Liquidity 250 3,271
<$1.0Bn of Maturities3 to 2024
$1,805
$850 $1,001 $669 $451 $270 $955 $300 $238 $150
2017 2018 2019 2020 2021 2022 2023 2024 2025 2027 2040 2044
ESV Cash ESV Senior Notes ESV Convertible Senior Notes
$ millions
Liquidity
Source: Company Filings
1 Pro Forma balance sheet highlights as of June 30, 2017, after giving effect to retirement of ATW’s outstanding revolving credit facility and 2020 Senior Notes with cash on hand
2 Assumes ESV’s revolving credit facility remains for the pro forma company
3 Assumes ESV cash and $474 million of ATW cash on hand used to pay down ATW revolving credit facility balance of $850 million and $449 million in ATW 2020 Senior Notes, put at 101%

ENSCO
Go Beyond
ment Ensco’s Capabilities

Forward-Looking Statements

Statements included in this release regarding the proposed transaction, benefits, expected synergies and other expense savings and operational and administrative efficiencies, opportunities, timing, expense and effects of the transaction, financial performance, accretion to discounted cash flows, revenue growth, future dividend levels, credit ratings or other attributes of Ensco following the completion of the transaction and other statements that are not historical facts, are forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended). Forward-looking statements include words or phrases such as “anticipate,” “believe,” “contemplate,” “estimate,” “expect,” “intend,” “plan,” “project,” “could,” “may,” “might,” “should,” “will” and words and phrases of similar import. These statements involve risks and uncertainties including, but not limited to, actions by regulatory authorities, rating agencies or other third parties, actions by the respective companies’ security holders, costs and difficulties related to integration of Atwood, delays, costs and difficulties related to the transaction, market conditions, and Ensco’s financial results and performance following the completion of the transaction, satisfaction of closing conditions, ability to repay debt and timing thereof, availability and terms of any financing and other factors detailed in the risk factors section and elsewhere in Ensco’s and Atwood’s Annual Report on Form 10-K for the year ended December 31, 2016 and September 30, 2016, respectively, and their respective other filings with the Securities and Exchange Commission (the “SEC”), which are available on the SEC’s website at www.sec.gov. Should one or more of these risks or uncertainties materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. All information in this release is as of today. Except as required by law, both Ensco and Atwood disclaim any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.

Important Additional Information Regarding the Transaction

In connection with the proposed transaction, Ensco has filed a registration statement on Form S-4, including a joint proxy statement/prospectus of Ensco and Atwood, with the SEC. INVESTORS AND SECURITY HOLDERS OF ENSCO AND ATWOOD ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Ensco and Atwood in connection with the Ensco and Atwood shareholder meetings. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by Ensco and Atwood with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus and other relevant documents (when available) by directing a request by mail or telephone to either Investor Relations, Ensco plc, 5847 San Felipe, Suite 3300, Houston, Texas 77057, telephone 713-430-4607, or Investor Relations, Atwood Oceanics, Inc., 15011 Katy Freeway, Suite 800, Houston, Texas 77094, telephone 281-749-7840. Copies of the documents filed by Ensco with the SEC will be available free of charge on Ensco’s website at www.enscoplc.com under the tab “Investors.” Copies of the documents filed by Atwood with the SEC will be available free of charge on Atwood’s website at www.atwd.com under the tab “Investor Relations.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

Ensco and Atwood and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in Ensco’s proxy statement relating to its 2017 General Meeting of Shareholders and Atwood’s proxy statement relating to its 2017 Annual Meeting of Shareholders, as filed with the SEC on 31 March 2017 and 9 January 2017, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.

No Offer or Solicitation

This release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Investor and Media Contact(s): Ensco plc

Nick Georgas
Director – Investor Relations and Communications 713-430-4607

Ensco plc
Tim Richardson
Manager – Investor Relations 713-430-4490

Atwood Oceanics, Inc.
Mark W. Smith
Senior Vice President and Chief Financial Officer 281-749-7840